SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-2-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. __)1

Transmeta Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

 89376R2080

(CUSIP Number)

Riley Investment Management LLC

Attn: Bryant R. Riley

11100 Santa Monica Blvd.

Suite 810

Los Angeles, CA 90025

(310) 966-1445

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 8, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

———————

1

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89376R208	13D	Page 2

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Partners Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 346,836
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 346,836
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 346,836
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%[1]
14	TYPE OF REPORTING PERSON* PN

———————

Based on 12,021,388 shares of common stock of Transmeta Corporation (the “Issuer”) outstanding at November 2, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 filed with the Securities and Exchange Commission on November 8, 2007.

CUSIP No. 89376R208	13D	Page 3

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 346,836[1]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 347,681[2]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 346,836[1]
PERSON WITH	10	SHARED DISPOSITIVE POWER 347,681[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 683,998[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%[3]
14	TYPE OF REPORTING PERSON* IA

———————

1

Because Riley Investment Management LLC has sole investment and voting power over 346,836 shares of Common Stock held by Riley Investment Partners Master Fund, L.P., Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.

2

Riley Investment Management LLC has shared voting and dispositive power over 347,681 shares of Common Stock held by its investment advisory clients, 337,162 of which are held by investment advisory accounts indirectly affiliated with Mr. Riley or Riley Investment Partners Master Fund, L.P. However, Riley Investment Management LLC disclaims beneficial ownership of the non-affiliated shares.

3

Based on 12,021,388 shares of common stock of Transmeta Corporation (the “Issuer”) outstanding at November 2, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 filed with the

CUSIP No. 89376R208	13D	Page 4

Securities and Exchange Commission on November 8, 2007.

CUSIP No. 89376R208	13D	Page 5

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON B. Riley & Co., LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 25,000[1]
EACH REPORTING	9	SOLE DISPOSITIVE POWER -0-
PERSON WITH	10	SHARED DISPOSITIVE POWER 25,000[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .2%[2]
14	TYPE OF REPORTING PERSON* BD

———————

1

B. Riley & Co., LLC has shared voting and dispositive power over 25,000 shares of Common Stock held by a managed account, with which it is indirectly affiliated.

2

Based on 12,021,388 shares of common stock of Transmeta Corporation (the “Issuer”) outstanding at November 2, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 filed with the Securities and Exchange Commission on November 8, 2007.

CUSIP No. 89376R208	13D	Page 6

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Bryant R. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 346,836[1]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 372,681[2]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 346,836[1]
PERSON WITH	10	SHARED DISPOSITIVE POWER 372,681[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 708,998[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%[3]
14	TYPE OF REPORTING PERSON* IN

———————

1

Because Riley Investment Management LLC has sole voting and investment power over Riley Investment Partners Master Fund, L.P.’s security holdings and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, each of Riley Investment Partners Master Fund, L.P., Riley Investment Management LLC, and Mr. Riley may be deemed to have beneficial ownership of the 346,836 shares of Common Stock held by Riley Investment Partners Master Fund, L.P.

Riley Investment Management LLC has shared voting and dispositive power over 347,681 shares of Common Stock held by its investment advisory clients, 337,162 of which are held by investment advisory accounts indirectly affiliated with Mr. Riley or Riley Investment Partners Master Fund, L.P. Although Mr. Riley controls Riley Investment Management LLC’s voting and investment decisions for its investment advisory clients, Mr. Riley disclaims beneficial ownership of the non-affiliated shares. B. Riley & Co., LLC has shared voting and dispositive power over 25,000 shares of Common Stock.

CUSIP No. 89376R208	13D	Page 7

Mr. Riley is the Chairman and sole equity owner of B. Riley & Co., LLC.

Based on 12,021,388 shares of common stock of Transmeta Corporation (the “Issuer”) outstanding at November 2, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 filed with the Securities and Exchange Commission on November 8, 2007.

CUSIP No. 89376R208	13D	Page 8

Item 1.

Security and Issuer

Common Stock of Transmeta Corporation (“Common Stock”)

2540 Mission College Boulevard

Santa Clara, CA 95054

Item 2.

Identity and Background

(a)(i)

Riley Investment Partners Master Fund, L.P. (Cayman Islands limited partnership)

Riley Investment Management LLC (Delaware limited liability company)

Mr. Bryant R. Riley (individual residing in California)

(ii)

B. Riley & Co., LLC (Delaware limited liability company)

 (b)(i)

11100 Santa Monica Blvd.

Suite 810

Los Angeles, CA 90025

 (ii)

11100 Santa Monica Blvd.

Suite 800

Los Angeles, CA 90025

(c)

Mr. Riley manages and owns all of the outstanding membership interests of Riley Investment Management LLC (“RIM”), an SEC registered investment adviser. RIM is the investment adviser to and general partner of Riley Investment Partners Master Fund, L.P. (“RIP”). RIM is the investment advisor to other clients pursuant to investment advisory agreements. Mr. Riley is the Chairman and sole equity owner of B. Riley & Co., LLC (“BRC”), a FINRA registered broker dealer.

 (d)

N/A

 (e)

N/A

 (f)

United States

Item 3.

Source or Amount of Funds or Other Consideration

The Reporting Persons’ purchases were made with their respective funds. See the responses to Row 4 set forth for such Reporting Person on the cover pages hereto.

Item 4.

Purpose of the Transaction

The Reporting Persons acquired Issuer’s securities reported on this Schedule 13D because they believed such securities represented an attractive investment. The Reporting Persons believe the Issuer's public market valuation reflects a negative enterprise value despite strong prospects for positive free cash flow in 2008 and the five years for which it will be paid license fees under its recent agreement with Intel Corporation.

Under RIM's calculations, after receipt of Intel's first $150 million payment, the Issuer will have close to $180 million in cash on its balance sheet. This represents over $13 per share, assuming 13.7 million fully diluted shares (which is based on 12.0 million shares outstanding, 713,470 shares into which the Series B Preferred Stock is convertible and shares underlying 1 million warrants at an exercise price of $9 per share). In 2008, an estimated $20 to 25 million operating spend appears to be approximately covered by the $20 million per year Intel license fee installment, services revenue, and expected royalties from NEC for the Medity2 chipset. The

CUSIP No. 89376R208	13D	Page 9

foregoing does not factor in interest income on the Issuer's short-term investments, which based on a conservative estimate would be in the high single-digits millions. Accordingly, RIM believes an investment in Issuer today is akin to a risk-free call on the Issuer entering more partner agreements with IDMs and others who realize value of the Issuer's technology, which has been now validated by the Intel agreement.

With that backdrop, RIM urges the Issuer to carefully review all options to enhance shareholder value.  Among these would be potentially selling the intellectual property to a company who can better leverage the costs associated with pursuing this strategy, delisting from NASDAQ and/or going "dark" to significantly reduce public company costs, and/or engaging in a significant dutch tender.  Given RIM's view that an investment in the Issuer is akin to a risk-free call on the intellectual property, RIM would discourage and view unfavorably any acquisitions.

Depending on various factors, the Reporting Persons may take such actions as they deem appropriate including, without limitation, engaging in discussions with management and the Board of Directors of the Issuer, communicating with other stockholders, seeking representation on the Board of Directors of the Issuer, seeking to influence the performance of the Issuer and the activities of its Board of Directors, making other proposals to the Issuer concerning the capitalization and operations of the Issuer, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock, seeking to make a significant equity investment or to otherwise acquire the Issuer.

The Reporting Persons may also determine to change their investment intent with respect to the Issuer in the future. The Reporting Persons intend to vote their respective shares of Common Stock individually as each Reporting Person deems appropriate from time to time. In determining whether to sell or retain their shares of Common Stock, the applicable Reporting Person will take into consideration such factors as it deems relevant, including without limitation Issuer's business and prospects, anticipated future developments, existing and anticipated market conditions, general economic conditions, and other opportunities available to the Reporting Person. The Reporting Persons reserve the right to acquire additional securities from Issuer in the open market, in privately negotiated transactions, or otherwise, to dispose of all or a portion of its holdings in Issuer's securities, or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.

Interest in Securities of the Issuer

(a)

With respect to each Reporting Person, see the response set forth in Rows 11 and 13, including the footnotes thereto.

(b)

See Item 5(a) and, with respect to each Reporting Person, the responses to Rows 7 through 10 set forth for such Reporting Person on the cover pages hereto.

(c)

In the ordinary course of business, BRC effects transactions in connection with its market making activities, as well as for customer transactions. The other transactions effected in Common Stock in the past 60 days are set forth on Exhibit A.

(d)

RIM’s advisory clients, and not any of the Reporting Persons, are entitled to any dividends or proceeds paid with respect to the shares owned by them.

(e)

Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The relationships between Mr. Riley, RIM, RIP and BRC are described above under Item 2(c) above. The relationship between RIM and other investment advisory clients are described under Item 2(c) above.

CUSIP No. 89376R208	13D	Page 10

Item 7.

Material to be filed as Exhibits

Exhibit A

Certain Transactions in Common Stock

CUSIP No. 89376R208	13D	Page 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 19, 2007

Riley Investment Partners Master Fund, L.P.
By: Riley Investment Management LLC, its General
Partner

By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Member

Riley Investment Management LLC

By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Member
B. Riley & Co, LLC

By:	/s/ Bryant R. Riley
Bryant R. Riley, Chairman

By:	/s/ Bryant R. Riley
Bryant R. Riley

CUSIP No. 89376R208	13D	Page 12

Exhibit A

Certain Transactions in Common Stock

Master	Trans Code	Quantity	Price	Trade Date
	BY	318,138	13.8473	10/24/2007
	SL	(8,736)	14.8914	10/24/2007
	BY	20,700	13.3273	10/26/2007
	BY	10,000	13.42	10/30/2007
	BY	21,987	12.8654	11/2/2007
	BY	276	12.35	11/6/2007
	SL	(100,000)	11.52	11/8/2007
	BY	33,697	11.8972	11/16/2007
	BY	50,774	11.9654	11/19/2007

Investment Advisory Clients	Trans Code	Quantity	Price	Trade Date
	SL	(320)	14.8914	10/24/2007
	BY	11,648	13.8473	10/24/2007
	BY	805	12.8654	11/2/2007
	BY	14	12.35	11/6/2007
	SL	(877)	14.8914	10/24/2007
	BY	31,940	13.8473	10/24/2007
	BY	187,507	13.4943	10/25/2007
	BY	2,208	12.8654	11/2/2007
	BY	21	12.35	11/6/2007
	BY	100,000	11.52	11/8/2007
	BY	7,281	11.3	11/8/2007
	BY	3,238	11.5504	11/9/2007
	BY	1,619	11.8972	11/16/2007
	BY	2,597	11.8972	11/16/2007

Managed Account	Trans Code	Quantity	Price	Trade Date
	BY	25,000	11.95	11/9/2007